Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to 375,000 shares of Smart & Final Inc. common stock to be registered under the Long-Term Equity Compensation Plan for Non-Employee Directors and 1,279,719 shares of Smart & Final Inc. common stock to be registered under the Long-Term Equity Compensation Plan of our report dated March 2, 2005, with respect to the consolidated financial statements and schedule of Smart & Final Inc. included in its Annual Report (Form 10-K) for the year ended January 2, 2005, Smart & Final Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Smart & Final Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

November 16, 2005